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NITED STATES
ID EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2002 360

SEC FILE NUMBER
8- 30830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Potomac Investment Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 Wisconsin Avenue, Apt. 504
(No. and Street)

Chevy Chase	Maryland	20815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol S. Greenwald (202) 362-7911
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freidkin, Matrone & Horn, P.A.
(Name — *if individual, state last, first, middle name*)

6163 Executive Boulevard	Rockville	Maryland	20852
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol S. Greenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Investment Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Carol Greenwald
Signature

President
Title

Subscribed and sworn to before me, in my presence, this 8th day of February 2002, a Notary Public in and for the Montgomery Co. Maryland

Notary Public

My commission expires August 1 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTOMAC INVESTMENT COMPANY

YEAR ENDED DECEMBER 31, 2001

CONTENTS

FREIDKIN, MATRONE & HORN, P. A.

CERTIFIED PUBLIC ACCOUNTANTS

6163 EXECUTIVE BOULEVARD
ROCKVILLE, MARYLAND 20852
(301) 770-3750

INDEPENDENT AUDITORS' REPORT

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

We have audited the accompanying statement of financial condition of Potomac Investment Company (an S Corporation) as of December 31, 2001, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Investment Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I(a)-I(d) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freidkin, Matrone & Horn, P.A.

January 21, 2002

POTOMAC INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 13,653
Receivables:	
Accounts receivable, trade	659
Prepaid expenses	1,595
	15,907
Property and equipment:	
Office equipment	6,529
Accumulated depreciation	(6,529)
	-
Stock (NASD)	44,900
Total assets	$ 60,807

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses and payroll taxes payable	$ 3,474
Shareholder's equity:	
Common stock, $6 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	6,000
Additional paid in capital	37,730
Accumulated earnings	13,603
Total liabilities and shareholder's equity	$ 60,807

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Fee income	$ 142,937
Direct costs	(12,877)
	130,060
Operating expenses:	
Charitable contributions	7,978
Filing and licenses	2,466
Insurance	5,286
Office	2,592
Payroll and other taxes	4,313
Professional fees	5,615
Relocation	1,021
Rent/management	14,136
Retirement plan	2,500
Salaries	53,276
Subcontractor	11,143
Telephone	3,644
Travel	14,253
Utilities	167
	128,390
Net income before other income	1,670
Other income	299
Net income	$1,969

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, beginning of year	1,000	$6,000	$37,730	$11,634	$55,364
Net income	-	-	-	1,969	1,969
Balance, end of year	1,000	$6,000	$37,730	$13,603	$57,333

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Cash received from investment services	$ 145,875
Cash paid for investment services and expenses	(138,146)
Interest received	299
Net cash provided by operating activities	8,028
Net increase in cash and cash equivalents	8,028
Cash and cash equivalents, beginning of year	5,625
Cash and cash equivalents, end of year	$ 13,653
Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 1,969
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in accounts receivable	2,938
Increase in prepaid expenses	(88)
Increase in accrued expenses and payroll taxes withheld	3,209
Net cash provided by operating activities	$ 8,028

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

1. Organization and summary of significant accounting policies:

Organization:

Potomac Investment Company (the "Company") was incorporated under the laws of the District of Columbia on October 19, 1983 to provide investment services in the Washington metropolitan area. The Company, which is regulated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, is an "introducing" broker-dealer as defined in Rule 15c3-1(a)(2).

Depreciation:

The Company's equipment is depreciated using an accelerated method.

Income taxes:

Beginning with the taxable year ended December 31, 1983, the Company's shareholders elected to be treated as an S Corporation for Federal income tax purposes. Under this election, income, losses and credits are included in the individual tax returns of the shareholder. Therefore, no provision has been made for Federal income taxes in the accompanying financial statements.

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POTOMAC INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2001

2. Net capital requirements:

   The Company is required to comply with the net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any security transactions should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule. The rule may also limit the circumstances under which the Company may declare dividends. The minimum net capital requirement under the rule is the greater of $6,000 or 6.67% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded.

   The Company's aggregate indebtedness was $3,474 and its net capital of $10,838 exceeded the minimum required by the net capital rule by $4,838 at December 31, 2001.

3. Computation for determination of reserve requirements pursuant to SEC Rule 15c3-3:

   The Company is exempt from the provisions of the reserve requirements of the Securities and Exchange Commission under Section (k)(2)(i)(i) since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

4. The Company maintains a Simplified Employer Plan (SEP) for employees. The Company provides a discretionary contribution to the SEP on an annual basis and the contribution is accrued as a liability in the year to which it applies. For 2001, the Company elected to contribute $2,500.

SUPPLEMENTARY INFORMATION

Schedule 1(a)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Potomac Investment Company as of December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 57,333	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			$57,333	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$57,333	3530
6. Deductions and/or changes:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$46,495	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities - proprietary capital changes		3600		
D. Other deductions and /or changes		3610	(46,495)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions				3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			10,838	3750

Schedule 1(b)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Potomac Investment Company	as of December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 232	3750
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 6,000	3750
13. Net capital requirement (greater of line 11 or 12			$ 6,000	3760
14. Excess net capital (line 10 less13)			$ 4,838	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 10,832	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.J. liabilities from Statement of Financial Condition			$ 3,474	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 3,474	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 32.05%	3850
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items of $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Schedule 1(c)

POTOMAC INVESTMENT COMPANY

SUPPLEMENTARY INFORMATION

NON-ALLOWABLE ASSETS FOR NET CAPITAL COMPUTATION

YEAR ENDED DECEMBER 31, 2001

NASD stock	$44,900
Prepaid expenses	1,595
Total non-allowable assets	$46,495

POTOMAC INVESTMENT COMPANY

SUPPLEMENTARY INFORMATION

SCHEDULE OF DIFFERENCES BETWEEN THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS AT DECEMBER 31, 2001

Focus Reference Line	Description	Unaudited as Previously Reported Computation	Adjustment Increase (Decrease)	Audited Computation
3480-1	Total ownership equity	$60,648	3,315	$57,333
3500-3	Total ownership equity qualified for net capital	60,648	3,315	57,333
3530-5	Total capital and allowable subordinated liabilities	60,648	3,315	57,333
3540-6A	Total non-allowable assets	46,969	474	46,495
3640-8	Net capital before haircuts	13,679	2,841	10,838
3750-10	Net capital	13,679	2,841	10,838
3756-11	Minimum net capital required	-	(232)	232
3760-13	Net capital requirement	6,000	-	6,000
3770-14	Excess net capital	7,679	2,841	4,838
3780-15	Excess net capital at 1000 percentum	13,679	3,188	10,491
3840-19	Total aggregate indebtedness	-	(3,474)	3,474
3850-20	Percentage of aggregate indebtedness to net capital	-	32.50%	32.50%

There were no material differences between the audit Computation of Net Capital and Potomac Investment Company's corresponding unaudited part II A.

FREIDKIN, MATRONE & HORN, P. A.

CERTIFIED PUBLIC ACCOUNTANTS

6163 EXECUTIVE BOULEVARD
ROCKVILLE, MARYLAND 20852
(301) 770-3750

Independent Auditors' Report on Internal Control Structure and Compliance

Board of Directors
Potomac Investment Company
Washington, D.C.

In planning and performing our audit of the financial statements and supplementary schedules of Potomac Investment Company for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Potomac Investment Company for the year ended December 31, 2001, and this report does not affect our report thereon dated January 21, 2002.

The size of the Company and its limited personnel provide for minimal segregation of duties; i.e., the handling, recording, and reconciliation of Company assets. The condition was considered in determining the nature, timing, and extent of the audit tests to be applied in our examination of the 2001 financial statements, and this report does not affect our report of those financial statements dated January 21, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedkin, Matrone & Horn, P.A.

January 21, 2002

POTOMAC INVESTMENT COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

FREIDKIN, MATRONE & HORN, P. A.

CERTIFIED PUBLIC ACCOUNTANTS